Exhibit 99.2

ALGOMA STEEL GROUP INC.

(the “Company”)

Annual General Meeting of Shareholders

Held on September 20, 2022

REPORT OF VOTING RESULTS

Pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report describes the matters decided at the 2022 Annual General Meeting of Shareholders of the Company held virtually on September 20, 2022. All matters voted upon at the Annual General Meeting of Shareholders of the Company were voted upon by proxy or virtually at the meeting. Full details of the matters are set out in the Company’s management information circular dated August 5, 2022, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

1.	ELECTION OF DIRECTORS

Each of the following individuals were elected as directors of the Company for a term expiring at the conclusion of the next annual meeting of shareholders of the Company, or until their successors are elected or appointed. The voting results were as follows:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Mary Anne Bueschkens	54,807,492	99.66%	186,310	0.34%
James Gouin	54,947,852	99.92%	45,951	0.08%
Andy Harshaw	53,999,596	98.19%	994,207	1.81%
Michael McQuade	54,712,168	99.49%	281,635	0.51%
Brian Pratt	54,947,097	99.92%	46,706	0.08%
Eric S. Rosenfeld	52,875,489	96.15%	2,118,314	3.85%
Gale Rubenstein	54,805,557	99.66%	188,245	0.34%
Andrew Schultz	54,682,446	99.43%	311,357	0.57%
David D. Sgro	54,768,866	99.59%	224,937	0.41%
Michael Garcia	54,950,282	99.92%	43,520	0.08%
Ave G. Lethbridge	54,949,804	99.92%	43,999	0.08%
Sanjay Nakra	54,947,721	99.92%	46,081	0.08%

2.	APPOINTMENT OF AUDITOR

Deloitte LLP was appointed as the auditor of the Company until the next annual meeting of the shareholders of the Company or until its successor is appointed and the directors of the Company were authorized to fix the remuneration of such auditor. The voting results were as follows:

# Votes For	% Votes For	# Votes Withheld	% Votes Withheld

69,788,563	99.99%	9,797	0.01%

Dated this 20th day of September, 2022.

ALGOMA STEEL GROUP INC.

By:	“Rajat Marwah”
Name: Rajat Marwah
Title: Chief Financial Officer